

July 24, 2014

<u>Via E-mail</u>
Stéphane-Paul Frydman
Chief Financial Officer
CGG
Tour Maine Montparnasse
33, avenue du Maine
75015 Paris, France

     Re: **CGG**
           Form 20-F for the Fiscal Year Ended December 31, 2013
           Filed April 10, 2014
           File No. 1-14622

Dear Mr. Frydman:

     We refer you to our comment letter dated June 25, 2014, regarding business contacts with Cuba, Sudan and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                Sincerely,

                                /s/ Cecilia Blye

                                Cecilia Blye, Chief
                                Office of Global Security Risk

cc: Roger Schwall
       Assistant Director
       Division of Corporation Finance